Exhibit 99.1.5

MERCER MUTUAL INSURANCE COMPANY

AND

MERCER INSURANCE GROUP, INC.

PRO FORMA APPRAISAL UPDATE REPORT

JOINT PLAN OF CONVERSION

FROM MUTUAL TO STOCK ORGANIZATION

DECEMBER 3, 2003

607 Washington Street
P.O. Box 1497
Reading, PA 19603

PHONE	(610) 478-2102
Email	egh@go2griffin.com
Fax	(610) 371-7377

December 3, 2003

Board of Directors
Mercer Mutual Insurance Company
c/o Mr. Andrew R. Speaker
President & Chief Executive Officer
10 North Highway 31
Pennington, New Jersey 08534

Directors:

You have requested that Griffin Financial Group, LLC (“Griffin”) update our independent appraisal (the “Appraisal”) of the estimated pro forma market value Mercer Mutual Insurance Group (the “Company” or “Mercer”) as a subsidiary of Mercer Insurance Group, Inc. (the “Corporation”), Pennington, New Jersey, a newly organized Pennsylvania corporation.  The Corporation has offered (the “Offering”) common stock (“Common Stock”) consistent with our estimate of the pro forma market value of the Company.  Such shares of Common Stock are to be issued in connection with the Company’s conversion from a Pennsylvania mutual insurance company to a stock insurance company (the “Reorganization”) in accordance with the Company’s “Amended and Restated Plan of Conversion from Mutual to Stock Organization” as adopted on December 13, 2002 as amended and restated on March 19, 2003 and April 15, 2003 (the “Plan”) and as filed on April 30, 2003 with the Insurance Department of the State of Pennsylvania (he “Insurance Department”).  Griffin’s Appraisal as of January 2, 2003 and its updated Appraisals as of March 31, 2003, May 30, 2003 and August 15, 2003 are incorporated herein by reference.

This Updated Appraisal was prepared and provided to the Company in conjunction with the completion of the Offering. Griffin believes it is independent of the Company.  Except for the fee which it will receive for providing this appraisal and for serving as an independent financial advisor to the Company, neither Griffin nor the Company have an economic interest in each other and neither has derived and does not anticipate deriving gross revenues of a material amount from business relationships with each other, directly or indirectly.  As mentioned in the Appraisal as of January 2, 2003, Griffin is affiliated with Stevens and Lee P.C., special counsel to the Company and the Corporation.

Griffin is an investment banking firm recognized for its expertise in the financial services industry.  Griffin, as part of its investment banking business, from time to time engages in the evaluation of businesses in the financial services segment in connection with mergers and acquisitions.  Griffin’s investment banking services include mergers and acquisitions advisory services, fairness opinions, capital planning and mutual to stock conversion advisory service.

Griffin has relied upon, without independent verification, the accuracy and completeness of the information provided to, and reviewed by, it for the purposes of this Appraisal update.  Griffin has not made an independent evaluation or valuation of the assets or liabilities of the Company.  With respect to financial estimates and projections, Griffin assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management of the Company and Griffin assumed such projections will be realized in the amounts and at the times contemplated thereby.  We are not actuaries nor have we made an assessment of the underwriting risk of the policies in force at the Company.  We have assumed that the reserves established by the Company are adequate to meet future losses.  The Appraisal also utilized information obtained from other publicly available sources which Griffin believes to be accurate, however, we cannot attest to the accuracy of such information.

Concurrent with the preparation of this Appraisal update, Griffin:  (i) reviewed a copy of the Corporation’s Registration Statement on Form S-1 filed with the SEC; (ii) reviewed financial statements and other financial and operating data concerning the Company prepared by its management for the nine month and three month periods ended September 30, 2003; (iii) reviewed certain financial information and projections of the Company as prepared by its management; (iv) discussed certain aspects of the past, current and future business practices, operations, financial condition and prospects of the Company with certain senior members of the Company’s management; (vi) reviewed the market valuation of common stocks, property/casualty insurance companies, companies which recently converted from mutual to stock organization, and companies having made recent initial public offerings; (vi) compared the Company to other property/casualty companies we deemed appropriate; (vii) compared the Company to certain publicly available industry averages and aggregates as provided by industry sources Griffin believes to be authoritative;

2

and (viii) reviewed the results of Mercer’s subscription and community offerings of common stock which closed on December 3, 2003.

This Appraisal update is not intended and must not be construed as a recommendation to the Policyholders or any other persons as to the purchase of common stock of the Corporation in the Offering or otherwise.  This Appraisal update is based upon a number of assumptions and estimates which may change from time to time and Griffin provides no guarantee, assurance, representations or warranties that any person who purchases shares of the Corporation’s common stock in this conversion will subsequently be able to sell such shares of common stock at a price equivalent to the price indicated in this Appraisal update.  Griffin is not a seller nor underwriter of securities within the meaning of federal and state securities laws and any opinion or report by Griffin is not meant and shall not be utilized or construed as an offer or solicitation with respect to the purchase or sale of any securities in the Offering.

It is our opinion, pursuant to the instructions contained in the Plan that as of December 3, 2003, the price at which the Offering should close is $56.4 million, with additional shares being issued to the Company’s ESOP, Franklin Mutual Insurance Company, and the shareholders of Franklin Holding Company.

Sincerely,

GRIFFIN FINANCIAL GROUP, LLC

3

Recent Financial Performance of the Company

In the first nine months of 2003 Mercer continued to increase its premium revenue, but  produced a net underwriting loss and experienced a decline in profitability.  Direct premiums written increased by 21.3% to $45.6 million from $37.6 million for the nine months ended September 30, 2002 and net premiums earned increased by 17.4% to $34.8 million from $29.6 million for the nine months ended September 30, 2002.  These increases reflect continued growth in Mercer’s commercial lines business and firmer pricing. Consistent with Mercer’s goal of increasing commercial business, commercial multi-peril direct premiums written, the largest component of commercial lines, increased 41.4% to $13.4 million from $9.5 million in the nine months ended September 30, 2002 and net premiums earned for commercial multi-peril increased 30.1% to $9.1 million from $7.0 million in the nine months ended September 30, 2002.

In the nine months ended September 30, 2003, Mercer had an underwriting loss of $821,000 and a combined ratio of 102.4% versus an underwriting profit of $1.2 million and a combined ratio of 96.0% in the nine months ended September 30, 2002.  The loss and loss adjustment expense ratio increased from 49.5% in the nine months ended September 30, 2002 to 56.4% in the comparable period of 2003.  Mercer’s management believes that this increase in loss and loss adjustment expense ratio was due to increased loss experience in personal lines.  Homeowners loss and loss adjustment expense ratio increased from 65.9% to 77.7% and personal automobile loss and loss adjustment expense ratio increased from 72.8% to 86.1% for the first nine months of 2003 versus 2002.  The winter of 2003 was one of the coldest in recorded history, with significantly more snow than the winter of 2002.  Mercer’s management believes that this led to increased losses from frozen pipes, structural collapses, and automobile accidents.

Net investment income in the nine months ended September 30, 2003 decreased $399,000, or 24.6%, compared to the nine months ended September 30, 2002, to $1.2 million, due to declining interest rates.  Net realized investment gains increased by $400,000 to $130,000 in the nine months ended September 30, 2003.

Overall, net income decreased 75.3% to $445,000 in the first nine months of 2003 compared to the first nine months of 2002.  As described above, Mercer’s management believes that much of this decrease was due to loss expenses stemming from the extraordinarily severe winter of 2003, which have not impaired Mercer’s core earnings capacity.  In addition, management remains confident that underwriting expenses will moderate in future periods with lower data processing costs and elimination of the New Jersey retaliatory premium tax expense.

Despite the lower net income, Mercer’s book value increased 3.9% during the first nine months of 2003.  Accordingly, Griffin believes its valuation of Mercer, based primarily on Mercer’s book value, should not change because of the decrease in year-over-year net income experienced in the first nine months of 2003.  As stated in the original Appraisal, Griffin and most financial advisors and investment bankers serving the industry believe that investors in property/casualty insurance company equities generally place more weight on the price to book ratio than on the price to earnings ratio due to the variability of earnings in the property/ casualty industry.

Recent Market Conditions and Comparable Group Performance

Financial condition and performance generally improved for the twelve months ended September 30, 2003 for the members of the Comparable Group. The Group Median Total Assets and Shareholders’ Equity had increased 25.64% and 38.42%, respectively, as of September 30, 2003 compared with September 30, 2002.  The Group Median Market Cap had actually decreased 7.85%, due to a 29.33% decrease in Harleysville Group’s Market Cap, but the Group Mean Market Cap had increased 14.79% during the period.

Financial Condition

	Total Assets	Total Policy Reserves	Shareholders’ Equity	Market Cap	Equity / Assets	Policy Reserves / Equity
	($000s)	($000s)	($000s)	($000s)	(%)	(x)

For the period ending 9/30/03
Group Mean	1,537,716	888,783	441,804	706,309	29.74	2.05
Group Median	1,494,048	804,470	427,618	472,270	28.52	2.04

For the period ending 6/30/03
Group Mean	1,473,059	840,189	438,122	665,028	30.56	1.97
Group Median	1,380,164	741,698	416,735	539,381	30.06	1.91

For the period ending 3/31/03
Group Mean	1,391,479	804,457	412,490	654,469	30.83	1.99
Group Median	1,259,329	680,840	394,896	549,860	29.85	1.91

For the period ending 12/31/02
Group Mean	1,333,697	769,721	405,231	597,399	31.32	1.97
Group Median	1,224,355	661,185	382,732	486,645	29.19	1.88

For the period ending 9/30/02
Group Mean	1,306,238	755,229	386,481	615,287	30.62	2.08
Group Median	1,189,119	648,006	308,928	512,500	28.35	2.07

% Change (9/30/03 vs. 9/30/02)
Group Mean	17.72%	17.68%	14.31%	14.79%	-2.89%	-1.21%
Group Median	25.64%	24.15%	38.42%	-7.85%	0.60%	-1.58%

The Group Median for ROE increased from 7.18% to 11.84%, while the Combined Ratio decreased from 103.41% to 100.69%.

Financial Performance

	LTM Policy Revenue	LTM Combined Ratio	LTM ROA	LTM ROE	Policy Revenue/ Total Revenue	Net Premiums Written/ Average Eqtuiy
	($000s)	(%)	(%)	(%)	(%)	(x)

For the period ending 9/30/03
Group Mean	464,729	100.89	3.43	10.96	83.51	1.49
Group Median	384,570	100.69	3.33	11.84	88.97	1.42

For the period ending 6/30/03
Group Mean	447,509	101.10	2.97	9.50	83.98	1.49
Group Median	366,297	100.58	2.58	9.40	89.81	1.43

For the period ending 3/31/03
Group Mean	432,099	101.26	2.61	8.41	85.07	1.51
Group Median	346,013	100.11	2.27	7.61	90.55	1.48

For the period ending 12/31/02
Group Mean	413,072	101.81	2.64	8.31	84.46	1.33
Group Median	322,554	100.19	2.22	7.76	90.12	1.34

For the period ending 9/30/02
Group Mean	396,866	102.84	2.63	8.09	83.63	1.33
Group Median	305,126	103.41	2.29	7.18	89.99	1.31

% Change (9/30/03 vs. 9/30/02)
Group Mean	17.10%	-1.90%	30.54%	35.49%	-0.14%	12.03%
Group Median	26.04%	-2.63%	45.41%	64.90%	-1.13%	8.40%

The median Price to Revenue and Price to Earnings ratios decreased 3.55% and 16.53%, respectively, while the median Price to Book ratio increased 4.64%.  Overall, 13 of the 14 members of the comparable group experienced YTD increases in their stock price through December 3, 2003.

Market Value Measures

	52 Week Price Change	Price/ LTM Revenue	Price/ LTM Earnings	Price/ Book
	(%)	(x)	(x)	(%)

12/03/03 Pricing
Group Mean	26.04	1.24	14.77	143.96
Group Median	18.97	0.91	14.62	129.16

8/15/03 Pricing
Group Mean	13.62	1.20	17.25	133.66
Group Median	6.90	0.79	15.46	125.34

5/30/03 Pricing
Group Mean	(2.21)	1.23	20.51	135.39
Group Median	(5.45)	0.88	17.37	128.46

3/31/03 Pricing
Group Mean	(7.48)	1.18	17.98	127.37
Group Median	(8.39)	0.89	16.02	122.67

1/02/03 Pricing
Group Mean	5.24	1.22	17.38	133.62
Group Median	3.07	0.94	17.52	123.43

% Change (12/03/03 vs. 1/02/03)
Group Mean		1.65%	-15.01%	7.73%
Group Median		-3.55%	-16.53%	4.64%

Recent Stock Price Performance

	Market Price
	12/3/03	8/15/03	5/30/03	3/31/03	1/2/03	% Change
Alfa Corporation	12.72	12.65	12.85	11.61	12.26	3.75
Baldwin & Lyons, Inc.	23.99	24.50	23.20	19.85	19.04	26.00
Commerce Group, Inc.	40.30	36.10	37.40	34.20	37.55	7.32
Donegal Group Inc.	17.87	15.50	11.50	10.76	11.11	60.85
EMC Insurance Group Inc.	20.97	19.85	18.87	18.90	17.50	19.83
Erie Indemnity Company	40.91	40.90	40.12	36.11	36.58	11.84
Harleysville Group Inc.	19.21	23.19	24.46	24.95	27.01	(28.88)
Merchants Group, Inc.	25.00	21.83	21.00	22.00	21.90	14.16
Midland Company	20.96	21.57	22.60	17.90	18.95	10.61
National Security Group, Inc.	19.75	14.74	13.11	14.06	13.30	48.50
Penn-America Group, Inc.	15.31	11.95	10.80	10.18	9.02	69.73
Philadelphia Consolidated Holding Corp.	51.72	40.47	40.95	36.00	36.40	42.09
RLI Corp.	36.80	32.75	29.58	26.87	27.90	31.90
Selective Insurance Group, Inc.	31.51	27.97	26.15	24.54	26.10	20.73

Group Mean						24.17
Group Median						20.28
Market-weighted Index						15.48

Industry representatives gathered in New York in November at two conferences, the Wall Street Transcript Investing in the Insurance Industry Conference and the 15th Annual Executive Conference for the Property and Casualty Industry. Many opined that the current hard market conditions will last into 2005.

“We are not ready for a soft market, we can’t afford it,” said James Schiro, CEO of Zurich Financial Services AG.  “We need a couple more years of profitability.  I don’t see a soft market for at least two years.”

Reserve adequacy and charges still remain among the top concerns in the industry.  In a report released November 19, Standard & Poor’s said “Whether by naivete or knavery, the property/casualty industry’s ongoing parade of reserve additions has undermined confidence in the estimates given by insurance actuaries…For this reason, Standard & Poor’s has learned to take company statements with a dose of salt and to rely more on its own scrutiny and financial modeling techniques to derive an accurate picture of insurer liabilities.”

Results of the Offering

The Offering commenced on November 6, 2003 and concluded on December 3, 2003.  The results of the Offering are summarized below.

Description	Orders	Shares	Dollars

Policyholders as of 12/13/02	573	6,715,828	$67,158,280
Community Offering	39	52,640	526,400
Employees/Policyholders as of 12/13/02	26	289,234	2,892,340
Employees	33	43,419	434,190
Totals	671	7,101,121	$71,011,210

We believe that it is important to note the influence of large (greater than 50,000 shares) orders and maximum orders (100,000 shares) on the results of the Offering.  There were 18 orders of between 50,000 and 99,999 shares, totaling $13 million.  There were 44 maximum orders totaling $44 million.  In aggregate, these 62 orders (9.2% of the orders) of 50,000 to 100,000 shares totaled $57 million, or 80% of the gross proceeds.  The 609 orders of 49,999 and fewer shares (90.8% of the orders) amounted to $14 million, or 20% of the gross proceeds.

Clearly the size of the maximum purchase, which was set by the Company prior to the Offering, had a significant impact on the gross proceeds of the Offering.  By way of example, if the maximum order had been 75,000 shares, the gross proceeds would have been $56 million, assuming that all orders of 75,000 shares or greater purchased only 75,000 shares.

As provided in Section VII(C) of the Plan, the maximum number of shares to be purchased (5,635,000) will be allocated among the 599 orders from Policyholders as of 12/13/02 and Employees/Policyholders as of 12/13/02.  1,000 shares, or the total number of shares ordered if less than 1,000, will be allocated to each order.  After this initial allocation, the remaining shares will be allocated to each order on a proportional basis to the total subscription.

Given the inordinate impact of the size of the maximum purchase limit on the results of the Offering, in our view the over-subscription should not have a material influence on the market value of the Company or on our appraisal.

Conclusion

Public Company Analysis

Range of Values Summary

($000s)

Valuation Measure	1/2/03	3/31/03	5/30/03	8/15/03	12/3/03	% Chg From 1/2/03

Price/Book	56,761	55,705	62,116	62,199	67,402	18.75%
Price/LTM Earnings	39,549	23,584	19,796	14,037	5,945	-84.97%
Price/Estimated Earnings	NA	15,543	14,580	12,024	5,892	NA
Price/Revenue	18,721	19,442	21,255	19,841	23,132	23.56%

Despite the decrease in Mercer’s year-over-year net income in the first nine months of 2003, Griffin believes that Mercer’s long-term earnings capacity has not been materially impaired.  As demonstrated in the table above, although the value implied by the Price/ LTM Earnings multiple has declined 85% since the date of the original Appraisal, the value implied by the Price/Book multiple has increased 19%. Therefore, as of December 3, 2003, Griffin recommends that the price at which the Offering closes is $56.4 million, with additional shares being issued to the Company’s ESOP, Franklin Mutual Insurance Company and the shareholders of Franklin Holding Company.

Pro Forma Effects of Conversion Proceeds

As of September 30, 2003

(Dollar Amounts in Thousands, except per Share Data)

Shares Offered	5,635,000
ESOP Acquisition (1)	563,500
Shares Issued to FHC (2)	487,790
Additional FMIC Shares	100,000
6,786,290
Price Per Share	$10.00

Gross Proceeds	67,863
Estimated Expenses (3)	2,750
Stock Issued to ESOP (1)	5,635
Stock Issued to FHC (2)	4,878
Net Proceeds	54,600

Net Income (4)	644
Income on Proceeds (5)	1,288
Plus: Minority Interest Income (6)	183
Less: ESOP Adjustment (2)	183
Pro Forma Net Income	1,932

Earnings Per Share	$0.31

Book Value	38,475
Net Proceeds + FHC shares	59,478
Pro Forma Book Value	97,953

Book Value Per Share	$15.74

ROE	2.0%

Price / Book	63.53%
Price / Earnings	32.21

(1) ESOP adjustment based on 5% pre-tax interest cost, seven year amortization, and 10% of offering.

(2) Assumes 487,790 shares issued to purchase the remaining outstanding shares and options of Franklin.

(3) Expenses estimated as 2% of valuation plus $1,500 with a minimum  of $2,750.

(4) Latest Twelve Months’ period.

(5) Assumes Latest Twelve Months’ invest yield of 3.63% before taxes.

(6) Minority interest in income of Franklin for the Latest Twelve Months’ period.

Exhibits

Mercer Mutual Insurance Company

Public Company Analysis - Financial Condition

Company	Stock Symbol	Total Assets	Total Policy Reserves	Shareholder’s Equity	Market Cap	Equity / Assets	Policy Reserves / Equity
		(000)	(000)	(000)	(000)	(%)	(x)

Alfa Corporation	ALFA	2,016,985	1,004,942	620,906	1,021,050	30.78	1.62
Baldwin & Lyons, Inc.	BWINB	717,527	348,531	314,071	345,210	43.77	1.11
Commerce Group, Inc.	CGI	2,776,978	1,806,111	856,824	1,288,110	30.85	2.11
Donegal Group Inc.	DGICB	541,598	352,183	146,399	180,870	27.03	2.41
EMC Insurance Group Inc.	EMCI	869,457	496,243	173,863	241,040	20.00	2.85
Erie Indemnity Company	ERIE	2,751,836	1,288,188	1,134,928	2,621,920	41.24	1.14
Harleysville Group Inc.	HGIC	2,721,515	1,596,397	598,490	574,770	21.99	2.67
Merchants Group, Inc.	MGP	276,585	181,719	70,391	52,750	25.45	2.58
Midland Company	MLAN	1,149,396	603,997	333,937	369,770	29.05	1.81
National Security Group, Inc.	NSEC	110,914	52,378	45,110	48,720	40.67	1.16
Penn-America Group, Inc.	PNG	444,798	246,843	127,600	225,540	28.69	1.93
Philadelphia Consolidated Holding Corp.	PHLY	1,838,700	1,025,318	521,299	1,136,960	28.35	1.97
RLI Corp.	RLI	1,931,265	1,208,529	526,733	925,540	27.27	2.29
Selective Insurance Group, Inc.	SIGI	3,380,465	2,231,576	714,701	856,070	21.14	3.12

Mean		1,537,716	888,783	441,804	706,309	29.74	2.05
Median		1,494,048	804,470	427,618	472,270	28.52	2.04

Mercer Mutual		113,690	65,082	38,475	NA	33.84	1.69

Source: SNL Financial

Financial results for period ending 9/30/03

Mercer Mutual Insurance Company

Public Company Analysis - Financial Performance

Company	Stock Symbol	LTM Policy Revenue	LTM Combined Ratio	LTM ROA	LTM ROE	Policy Revenue/ Total Revenue	Net Premium Written/ Average Equity
		(000)	(%)	(%)	(%)	(%)	(x)

Alfa Corporation	ALFA	517,748	96.51	3.96	13.15	84.47	NA
Baldwin & Lyons, Inc.	BWINB	135,997	85.72	3.33	7.55	91.32	NA
Commerce Group, Inc.	CGI	1,384,747	100.69	4.23	13.33	90.17	1.84
Donegal Group Inc.	DGICB	193,568	96.64	3.24	12.10	91.63	1.46
EMC Insurance Group Inc.	EMCI	326,776	101.33	2.52	11.84	90.90	2.07
Erie Indemnity Company	ERIE	184,893	NA	7.65	18.29	16.50	NA
Harleysville Group Inc.	HGIC	809,660	115.88	NM	NM	88.67	1.33
Merchants Group, Inc.	MGP	66,920	110.51	1.33	5.25	85.49	0.94
Midland Company	MLAN	626,644	107.11	1.92	6.60	89.27	1.90
National Security Group, Inc.	NSEC	43,393	104.10	3.15	7.63	86.16	NA
Penn-America Group, Inc.	PNG	145,130	94.12	4.39	13.68	90.06	1.38
Philadelphia Consolidated Holding Corp.	PHLY	538,022	93.79	3.41	10.49	92.99	1.17
RLI Corp.	RLI	442,363	93.68	3.78	14.46	88.08	1.00
Selective Insurance Group, Inc.	SIGI	1,090,351	111.50	1.72	8.13	83.49	1.76

Mean		464,729	100.89	3.43	10.96	83.51	1.49
Median		384,570	100.69	3.33	11.84	88.97	1.42

Mercer Mutual		45,609	101.09	0.61	1.74	96.44	1.19

Mercer Mutual Insurance Company

Public Company Analysis - Market Value Measures

Company	Stock Symbol	Current Price	Pricing Date	52 Week Price Change	Price/ LTM Revenue	Price/ LTM Earnings	Price/ Estimated Earnings	Price/ Book
				(%)	(x)	(x)	(x)	(%)

Alfa Corporation	ALFA	12.72	12/03/03	4.61	1.67	13.39	13.83	164.34
Baldwin & Lyons, Inc.	BWINB	23.99	12/03/03	28.59	2.32	15.99	13.25	112.31
Commerce Group, Inc.	CGI	40.30	12/03/03	9.90	0.84	11.96	14.14	150.32
Donegal Group Inc.	DGICB	17.87	12/03/03	71.83	0.86	10.15	9.87	113.89
EMC Insurance Group Inc.	EMCI	20.97	12/03/03	11.78	0.67	12.34	NA	138.60
Erie Indemnity Company	ERIE	40.91	12/03/03	7.18	2.34	15.21	14.51	255.85
Harleysville Group Inc.	HGIC	19.21	12/03/03	(23.80)	0.63	NM	(36.25)	96.24
Merchants Group, Inc.	MGP	25.00	12/03/03	13.64	0.67	14.62	NA	74.94
Midland Company	MLAN	20.96	12/03/03	8.88	0.53	18.07	16.12	110.61
National Security Group, Inc.	NSEC	19.75	12/03/03	44.27	0.97	14.74	NA	107.98
Penn-America Group, Inc.	PNG	15.31	12/03/03	70.68	1.40	13.43	15.01	176.79
Philadelphia Consolidated Holding Corp.	PHLY	51.72	12/03/03	41.27	1.97	22.68	19.52	218.14
RLI Corp.	RLI	36.80	12/03/03	51.44	1.84	13.73	16.36	175.74
Selective Insurance Group, Inc.	SIGI	31.51	12/03/03	24.29	0.66	15.76	15.37	119.72

Mean				26.04	1.24	14.77	10.16	143.96
Median				18.97	0.91	14.62	14.51	129.16